October 14, 2022

VIA EDGAR CORRESP

Jennie Beysolow

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Amendment No. 3 to Registration Statement on Form F-3 Filed September 14, 2022 File No. 333-264878

Dear Ms. Beysolow:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter of September 14, 2022 with respect to the Amendment No. 3 to Registration Statement on Form F-3 (the “F-3”) filed on September 14, 2022 by the Company (File No.: 333-264878). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 4 to the Form F-3 (the “Amended F-3”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Registration Statement on Form F-3 filed September 14, 2022

Prospectus Summary
Permissions Required from the PRC Authorities for Our Operations and Listing, page 5

1.	We note your response to comment 3 and reissue. Please revise your disclosure to explain whether you and all of your PRC subsidiaries and the consolidated VIEs believe that you are required to obtain any permissions or approvals even though you state that none of these entities have “received any disapprovals or denies from any PRC regulatory authorities.” In this regard, we note that your current disclosure that you believe you are not required to obtain approvals pertains only to approvals from the CSRC and/or the CAC. The disclosure here should not be qualified by materiality. Please make consistent revisions where you discuss permissions and approvals throughout the document. Additionally, please revise this section to state the basis for your conclusions regarding whether approvals are required.

COMPANY RESPONSE: The Company notes the existing disclosure on page 5 states its belief “[…] that its corporate structure and VIE Agreements comply with the current applicable PRC laws and regulations,” but appreciates that such statement is made in the context of the opinion of its PRC legal counsel. In light of the Staff’s comment, the Company has revised the prospectus summary and the risk factors section to more clearly state its belief regarding compliance with such laws and regulations on pages 5, 18, 19 and 20.

Jennie Beysolow

U.S. Securities and Exchange Commission

October 14, 2022

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang
Chief Executive Officer